UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Receipt of Nasdaq Notification Regarding Compliance with Nasdaq Majority Independent Board and Audit, Compensation, and Nominating Committee Requirements

As previously disclosed, Pop Culture Group Co., Ltd, an exempted company with limited liability formed in the Cayman Islands (the “Company”), received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) on November 7, 2023, indicating that the Company was not in compliance with the majority independent board and audit, compensation, and nominating committee requirements for continued listing on The Nasdaq Capital Market set forth in Listing Rule 5605 (the “Rule”). The Company was provided 45 calendar days to submit a plan to regain compliance.

On December 18, 2023, the Company received a written notification from the Staff of Nasdaq, noting that based on the information regarding the appointments of Ms. Azhen Lin, Mr. Zhidi Lin, and Mr. Haiquan Hu to the Company’s board of directors and audit, compensation, and nominating committees as detailed in the Company’s Form 6-K filed on December 15, 2023, the Staff determined that the Company had complied with the Rule, and the matter was closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: December 20, 2023	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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